

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 24, 2023

Thomas F. Karam
Chief Executive Officer
Equitrans Midstream Corporation
2200 Energy Drive
Canonsburg, Pennsylvania 15317

      Re: Equitrans Midstream Corporation
           Definitive Proxy Statement on Schedule 14A
           Filed February 23, 2023
           File No. 001-38629

Dear Thomas F. Karam:

      We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                     Sincerely,

                                     Division of Corporation Finance
                                     Disclosure Review Program